Via Facsimile and U.S. Mail
Mail Stop 4720

January 13, 2010

Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: **Fidelity National Financial, Inc.**
     Form 10-Q for the Quarterly Period Ended September 30, 2009
     Filed November 6, 2009
     File Number: 001-32630

Dear Mr. Park:

     We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II: Other Information - Item 1. Legal Proceedings, page 38

1. On page 20, you disclose that "During September and October 2009, there were developments, including two court rulings, relating to coverages under certain insurance policies on a fraud claim that caused the Company to reevaluate its position on maintaining a recorded insurance recoverable. The Company previously carried a receivable of approximately $83.2 million." In your October 22, 2009 earnings conference call your Chief Executive Officer, Randy Quirk, elaborated on this fraud claim. "That was a specific insurance receivable related to a claim known as the Norton claim in San Diego.... it was very specific to a fraud situation, a massive

fraud situation in San Diego, California and it occurred in 2007 and early 2008." In connection with this massive fraud situation in San Diego, please revise your disclosure to provide the information required by Item 103 of Regulation S-K. If you believe that this falls within Instruction 2 to Item 103 of Regulation S-K, please provide us with your analysis as to why you believe this is a proceeding that involves primarily a claim for damages. In addition, please consider and provide us with your analysis of the standards for materiality of this legal proceeding besides those explicitly mentioned in the Instructions to the Item. For example, among other things, you should consider your reputation and your ability to earn revenue and raise cash in the future.

Part I: Financial Information
Note G – Summary of Reserve for Claim Losses, page 20

2. Please refer to your disclosure regarding the fraud claim.

  • Please revise your disclosure to include a roll forward of the activity associated with the insurance recoverable balance on a quarterly basis, beginning with when it was originally recorded in 2007 through December 31, 2009. For each activity in the roll forward such as increases for amounts recoverable, decreases for collections and other adjustments, disclose how it was reflected in the financial statements and the facts and circumstances that existed that supported recording it during the quarter. For each activity, tell us the reason you believe your accounting treatment complied with GAAP and cite for us any relevant accounting guidance.

  • Please revise Note K – Legal Proceedings to provide disclosure required by ASC Topic 450 related to the fraud claim. In addition, if your policy for recording legal expenses associated with loss contingencies is other than as incurred, please disclose your accounting policy indicating which legal costs are accrued and the circumstances which an accrual is required. If the aggregate accrual for legal costs was material in any period, disclose the amount and the periods and the purpose for which the accrual was made.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 and Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant